From:	"Ian Cross" ▨▨▨▨▨▨▨▨▨▨
To:	undisclosed-recipients:;
Date:	11/2/2023 10:00:46 AM
Subject:	Invest in Peak Cocktails

Hello

I'm excited to share some incredible news with you about Peak Cocktails, a company that has meant so much to me. We're exploring the possibility of an equity crowdfunding campaign to fuel our growth, and we've just started accepting reservations for this exciting opportunity!

If you're not familiar with equity crowdfunding, it's a method of raising capital that allows everyday people to invest in startups. What this means is that we're extending a unique invitation to our biggest supporters as investors in our company.

We've decided to launch a crowdfunding campaign to fuel our growth and share the fruits of our success with the people who know us best – our family and friends. You are the foundation of our success, and we'd love to have you as a stakeholder in Peak Cocktails. Rather than rewarding a select few wealthy angel investors or venture capitalists, we invite you to be a part of our story.

Our crowdfunding round goes beyond just growing the business – we're forging a community of like-minded individuals who share our mission and values. The best part about crowdfunding is that anyone, regardless of accredited investor status, can become an investor in our company.

The journey of Peak Cocktails since our launch last September has been nothing short of thrilling, and we have even more ambitious plans to boost our growth in the upcoming year. Your support has been invaluable to us, and it's time to take our partnership to the next level.

If you're interested in learning more about this exciting opportunity and want to reserve your place as an investor, you can find all the details here   . Additionally, I am more than happy to address any questions or concerns you may have. Please feel free to reply to this email, and I'll be happy to assist you.

It's important to note that we are still exploring crowdfunding, and by expressing your interest, you are not committing to invest at this time. Your reservation simply indicates your desire to be part of this incredible journey. If we decide to move forward, we'll email those who have signed up.

Thank you for being an integral part of the Peak Cocktails family and for considering this unique opportunity. I look forward to the possibility of welcoming you as an investor in our company.

Cheers to the future,
Ian
Founder



Ian Cross

Founder

